[redacted]

10025660

UNITED STATES
IES AND EXCHANGE COMMISSION
Washington, D.C. 20549

K9 3/2

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Waterview Securities, Inc.

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67895

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Waterview Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12201 Merit Drive, Suite 700
(No. and Street)

Dallas	Texas	75251
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Larry Starks 469-916-3937
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Travis Wolff & Company, L.L.P.
(Name – *if individual, state last, first, middle name*)

5580 LBJ Freeway, Suite 400	Dallas	Texas	75251
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
MAR 01 2010
Washington, DC
121

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 3/12

OATH OR AFFIRMATION

I, Larry S. Starks, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Waterview Securities, Inc., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President, CCO, FINOP & GSP

Title

Notary Public

DELILAH DELORES VILLEGAS
Notary Public, State of Texas
My Commission Exp. 10-28-2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



WATERVIEW SECURITIES, INC.

Financial Statements
with
Supplemental Information
and
Independent Auditors' Report

Years Ended December 31, 2009 and 2008

WATERVIEW SECURITIES, INC.

Table of Contents

TravisWolff
Independent Advisors & Accountants

5580 LBJ Freeway Suite 400
Dallas, Texas 75240-6270
t 972.661.1843 f 972.490.4120

INDEPENDENT AUDITORS' REPORT

Waterview Securities, Inc.
Dallas, Texas

We have audited the accompanying statements of financial condition of Waterview Securities, Inc. (the Company) as of December 31, 2009 and 2008, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of Waterview Securities, Inc. as of December 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is required by Rule 17a-5 under the Securities Exchange Act of 1934. This information has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Travis, Wolff + Company, L.L.P.

February 16, 2010

WATERVIEW SECURITIES, INC.

Statements of Financial Condition
December 31, 2009 and 2008

		2009		2008
ASSETS				
Current assets:				
Cash and cash equivalents	$	**65,963**	$	65,593
Accounts receivable		**2,585**		-
Prepaid expenses		**1,956**		1,110
FINRA deposit		**195**		690
Total current assets	$	**70,699**	$	67,393
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current liabilities:				
Deferred revenue	$	**35,000**	$	35,000
Commitments and contingencies (Notes 2 and 6)				
Stockholders' equity				
Common stock - $0.01 par value, 100,000 shares authorized; 50,001 shares issued and outstanding		**500**		500
Additional paid-in capital		**49,500**		49,500
Accumulated deficit		**(14,301)**		(17,607)
Total stockholders' equity		**35,699**		32,393
	$	**70,699**	$	67,393

See accompanying notes to financial statements.

WATERVIEW SECURITIES, INC.

Statements of Operations
Years Ended December 31, 2009 and 2008

		2009		2008
Revenues:				
Fee and service revenue	$	35,000	$	-
Expense reimbursements		7,868		-
		42,868		-
Operating expenses:				
Administrative support		17,500		-
General and administrative		9,594		375
Regulatory		2,505		4,796
Professional		4,488		10,007
Dues and subscriptions		527		1,184
Insurance		358		216
Shared expenses		4,800		1,200
		39,772		17,778
Operating income (loss)		3,096		(17,778)
Interest income		210		153
Net income (loss)	$	3,306	$	(17,625)

See accompanying notes to financial statements.

WATERVIEW SECURITIES, INC.

Statements of Changes in Stockholders' Equity
Years Ended December 31, 2009 and 2008

	Common Stock		Additional	Retained	
	Shares	Amount	Paid-in Capital	Earnings	Total
Balance, January 1, 2008	10,000	$ 100	$ 9,900	$ 18	$ 10,018
Issuance of common stock	40,001	400	39,600	-	40,000
Net loss	-	-	-	(17,625)	(17,625)
Balance, December 31, 2008	50,001	500	49,500	(17,607)	32,393
Net income	-	-	-	**3,306**	**3,306**
Balance, December 31, 2009	**50,001**	**$ 500**	**$ 49,500**	**$ (14,301)**	**$ 35,699**

See accompanying notes to financial statements.

WATERVIEW SECURITIES, INC.

Statements of Cash Flows
Years Ended December 31, 2009 and 2008

	2009	2008
Cash flows from operating activities		
Net income (loss)	$ **3,306**	$ (17,625)
Adjustment to reconcile net income (loss) to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
Accounts receivable	**(2,585)**	-
Prepaid expenses	**(846)**	(1,110)
FINRA deposit	**495**	(690)
Deferred revenue	**-**	35,000
Net cash provided by operating activities	**370**	15,575
Cash flows provided by financing activities		
Issuance of common stock	**-**	40,000
Increase in cash and cash equivalents	**370**	55,575
Cash and cash equivalents, beginning of year	**65,593**	10,018
Cash and cash equivalents, end of year	$ **65,963**	$ 65,593

See accompanying notes to financial statements.

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Waterview Securities, Inc., a Texas Corporation, (the Company) is a securities broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and Securities Investor Protection Corporation (SIPC). Substantially all of the Company's business is conducted with customers located in the state of Texas.

In preparing the accompanying financial statements, the Company has reviewed, as determined necessary by the Company's management, events that have occurred after December 31, 2009, through the date the financial statements were available to be issued, February 16, 2010.

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows.

Cash equivalents
For purposes of reporting cash flows, the Company has defined cash equivalents as highly-liquid investments with maturities of less than ninety days when purchased.

Accounts receivable
The Company has non-interest bearing receivables from its customers. Management evaluates a customer's credit risk prior to extending credit and does not require collateral. Management evaluates the need for an allowance for uncollectible accounts receivable based on historical write offs and current past due amounts. Management writes off receivables when all attempts to collect, including legal action, have proved ineffective. There were no receivables written off for the year ended December 31, 2009, and management determined that no allowance was required. There were no receivables for the year ended December 31, 2008.

Fee and service revenue
Fee and service revenue result primarily from raising capital and financial advisory services surrounding merger and acquisitions for privately owned companies and divisions of public companies. Such fees are recognized as projects are completed or as revenue is earned. Deferred revenue consists of customer fees collected before the earnings process on a project has been completed.

Note 1 - Nature of Business and Summary of Significant Accounting Policies - (Continued)

Income taxes
The Company has elected to be treated as a Subchapter S corporation under the Internal Revenue Code. In lieu of corporate income taxes, the shareholders are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in these financial statements.

The Company adopted the provisions of *Accounting for Uncertainty in Income Taxes* Topic of the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) on January 1, 2009. As a result of the implementation, the Company recognized no adjustment in the liability for unrecognized income tax benefits. At the adoption date of January 1, 2009 and at December 31, 2009, there were no unrecognized tax benefits. Interest and penalties related to uncertain tax positions will be recognized in income tax expense. As of December 31, 2009, no interest or penalties related to uncertain tax positions had been accrued.

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications
Certain reclassifications have been made to the prior year amounts to conform to the current year presentation.

Note 2 - Net Capital Requirements and Contingencies

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum amount of net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2009 and 2008, the Company had net capital of $30,963 and $30,593, and a net capital requirement of $5,000 in both years. The Company's ratio of aggregate indebtedness to net capital was 0 to 1 at December 31, 2009 and 1.14 to 1 at December 31, 2008. The Securities and Exchange Commission permits a ratio of no greater than 8 to 1 for a company in its first year as a registered broker/dealer, and no greater than 15 to 1 thereafter.

Note 3 - Liabilities Subordinated to Claims of General Creditors

As of December 31, 2009 and 2008, there were no liabilities subordinated to claims of general creditors.

Note 4 - Stockholders' Equity

The Company is authorized to issue 100,000 shares of common stock, with a par value of $0.01 per share. It is classified as a "small business corporation" and its stock is classified as §1244 stock as defined by the Internal Revenue Code (IRC). The maximum amount to be received by the Company in consideration of its stock to be issued pursuant to this IRC section shall not exceed $1,000,000. There are 50,001 shares issued and outstanding as of December 31, 2009 and 2008.

Note 5 - Related Party Transactions

The Company has an expense-sharing agreement with an entity owned by the Company's stockholders. The fees paid to the related party amounted to $4,800 and $1,200 for the years ended December 31, 2009 and 2008, respectively.

Note 5 - Related Party Transactions - (Continued)

In August 2009, the Company entered into an agreement with an entity owned by the Company's stockholders, which provided that the entity provides to the Company business services of administrative support, document preparation, financial analysis, and creation of marketing materials for fifty percent of the retainer the Company received from its customers when all deliverables to the customers have been completed. The administrative support fee paid to the related party amounted to $17,500 for the year ended December 31, 2009.

During 2009, the Company also paid the above related parties reimbursed expenses of $3,033.

Note 6 - Commitments and Contingencies

The Company receives referrals from third parties and has agreements with the third parties to pay a referral fee based on the financial outcome of the referred project. Management did not owe the third parties any referral fees at December 31, 2009 and 2008.

Note 7 - Information Relating to Possession or Controls Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (S.E.C.) Rule 15c3-3(k)(2)(i) by not holding customer funds or safekeeping customer securities.

SUPPLEMENTAL INFORMATION

WATERVIEW SECURITIES, INC.

Schedule I
Computations of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
Year Ended December 31, 2009

Net capital		
Total stockholders' equity	$	35,699
Less nonallowable assets:		4,736
Net capital	$	30,963
Aggregate indebtedness		
Aggregate indebtness liabilities	$	-
Computations of basic net capital requirement		
Minimum net capital required (12.50% of total aggregate indebtedness)	$	-
Minimum dollar net capital requirement of reporting broker or dealer	$	5,000
Net capital requirement (greater of above two minimum requirement amounts)	$	5,000
Net capital in excess of required minimum	$	25,963
Excess net capital at 1000%	$	30,963
Ratio: Aggregate indebtedness to net capital		-

Note: The above computations do not differ materially from the computations of net capital under Rule 15c3-1 filed by the Company with the Financial Industry Regulatory Authority as of December 31, 2009.

See independent auditors' report.

WATERVIEW SECURITIES, INC.

Schedule II
Computation of Determination of Reserve
Requirements Under Rule 15c3-3
of the Securities and Exchange Commission

The Company is exempt from Rule 15c3-3 pursuant to the provisions of Section (k)(2)(i). The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

REPORT ON INTERNAL CONTROL

Waterview Securities, Inc.
Dallas, Texas

In planning and performing our audits of the financial statements of Waterview Securities, Inc. (the Company) as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control), in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemption provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

- Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

- Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described above and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009 and 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchanges Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Travis, Wolff + Company, L.L.P.

Certified Public Accountants
February 16, 2010
Dallas, Texas